

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Mr. Ran Daniel
Chief Financial Officer
Suspect Detection Systems, Inc.
150 West 56th Street, Suite 4005
New York, NY 10019

      Re: Suspect Detection Systems, Inc.
              Item 4.02 Form 8-K
              Filed February 22, 2011
              File No. 0-52792

Dear Mr. Daniel:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Andrew D. Mew

                    Andrew D. Mew
                    Accounting Branch Chief